Table of Contents

Banco Bradesco S.A
Exhibit 6.1

Bradesco ADR
Earnings per share		December 31,
	2007	2008	2009
Weighted average number of preferred shares outstanding (in shares)	1,655,650,313	1,684,573,384	1,687,895,921
10% right for preferred shares	165,565,031	168,457,338	168,789,592
Adjusted weighted average number of
preferred shares outstanding (in shares) for EPS calculation	1,821,215,344	1,853,030,722	1,856,685,513
Weighted average number of common shares outstanding (in shares)	1,654,409,790	1,684,494,483	1,687,866,458

Total weighted average number of shares outstanding (in shares) (A)	3,475,625,134	3,537,525,205	3,544,551,971

Net income (in millions of reais) (B)	R$7,908	R$7,018	R$9.216

EPS for common shares (B)/(A)=(C)	R$2.28	R$1.98	R$2.60
EPS for preferred shares (C) + 10%	R$2.50	R$2.18	R$2.86